Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Chardan Healthcare Acquisition Corp. on Form S-1 of our report dated September 20, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Chardan Healthcare Acquisition Corp. as of June 30, 2018 and for the period from November 1, 2017 (inception) through June 30, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 26, 2018